Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

MEMORANDUM

To:	Alison White, Esq.
David Manion

From:	Kenneth L. Greenberg, Esq.

Date:	April 3, 2023

Re:
Response to Disclosure and Accounting Comments of the Staff of the Securities and Exchange Commission (“SEC”) on the Franklin Templeton ETF Trust’s Registration Statement on Form N-14 (the “N-14”) regarding the Reorganization of Franklin Focused Growth Fund, a series of Franklin Custodian Funds, into the Franklin Focused Growth ETF, a series of Franklin Templeton ETF Trust (File No. 333-270306)

This memorandum provides the responses of the Franklin Templeton ETF Trust (the “Registrant”) to the disclosure  comments that I received on March 28, 2023 from Alison White, Esq., the SEC disclosure staff reviewer of the N-14 and the accounting comments that I received on March 16, 2023 from David Manion, the SEC accounting staff reviewer of the N-14.  The N-14 was filed with the SEC on March 6, 2023 under the Securities Act of 1933.
Below I have included each of your comments and the Registrant’s response to each comment.  All page numbers referenced below are the page numbers of the N-14 filed on March 6, 2023 and the page numbers where disclosure appears may change in the definitive copy of the Proxy Statement/Prospectus.
Proxy Statement/Prospectus Disclosure Comments

1.	General Comments:

a) Confirm supplementally that holding a shareholder meeting by remote communication is consistent with applicable state law and the Fund’s governing documents.  Include in your response citations to specific language in the specific law or document.

Response:  The Registrant confirms that holding a shareholder meeting by remote communication is consistent with both applicable state law and the Registrant’s charter documents.  The Registrant is organized as a Delaware statutory trust.  Section 3806(f) of the Delaware Statutory Trust Act (“DSTA”) explicitly permits shareholder meetings by remote communication and provides as follow:

Unless otherwise provided in the governing instrument of a statutory trust, meetings of beneficial owners may be held by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting. [emphasis added]

Since the DSTA’s default position is that a shareholder meeting by remote communication is permitted unless the governing instrument provides otherwise, the DSTA does not require the charter documents to provide explicitly for a shareholder meeting by remote communication.  Although the Registrant’s Agreement and Declaration of Trust and By-laws are silent on the ability to hold a shareholder meeting by remote communication, consistent with the DSTA, the Registrant is authorized under state law to hold a shareholder meeting by remote communication.

b) Briefly explain in the disclosure: (i) how the Fund and ETF can have a similar investment strategies when they have differing diversification strategies; (ii) why the diversification strategy is changing; (iii) how the Board considered the change in diversification strategy when it approved the Reorganization; and (iv) the changes occurring to investment strategies and investment risks as a result of the ETF being a non-diversified fund.

Response:  The Registrant has added disclosure to address why the diversification strategy is changing.  The Registrant believes that already existing disclosure in the sections titled: “COMPARISON OF SOME IMPORTANT FEATURES OF THE FUND- Are there any significant differences between the investment goals, policies and strategies of the Funds?” and  “COMPARISONS OF INVESTMENT GOALS, STRATEGIES, POLICIES AND RISKS- How do the investment goals, strategies, policies and risks of the Funds compare?” discloses how the Fund and ETF have similar investment strategies despite having different diversification strategies.

Similarly, the Registrant believes that already existing disclosure highlights the changes occurring to investment strategies and investment risks as a result of the Acquiring Fund being a non-diversified fund.  Namely, that as a Non-Diversified Fund, the Acquiring Fund will generally invest a greater portion of its assets in the securities of one or more issuers and may invest overall in a smaller number of issuers than a diversified fund like the Target Fund.  As a result of this change in diversification status, the Acquiring Fund may be more sensitive to the economic, business, political or other changes affecting individual issuers or investments which in turn may negatively impact the Acquiring Fund’s investment performance and result in greater fluctuation in the Acquiring Fund’s shares. See, e.g., the sections titled: “SUMMARY- Will the Reorganization affect the way my investments are managed?” and “Are there any differences in risks between the Target Fund and the Acquiring Fund?”; “COMPARISON OF SOME IMPORTANT FEATURES OF THE FUND- Are there any significant differences between the investment goals, policies and strategies of the Funds?” and “How do the principal investment risks of the Funds compare?” and “COMPARISONS OF INVESTMENT GOALS, STRATEGIES, POLICIES AND RISKS- How do the investment goals, strategies, policies and risks of the Funds compare?” and “What are the principal risks associated with investment in the Funds?”

In addition, the Registrant believes that already existing disclosure notes that the Board considered that the Acquiring Fund would be managed as a Non-Diversified Fund and that  Management believed that it would be able to manage the Target Fund’s investment strategies equally effectively in an ETF structure and without material portfolio changes. See the section titled “REASONS FOR THE REORGANIZATION- Acquiring Fund will be Managed in a Substantially Similar Manner to the Target Fund.”  The Registrant has added clarifying language to indicate that the ability to manage the portfolio effectively in an ETF structure without portfolio management changes included reorganizing from a diversified fund to a Non-Diversified Fund.

2.	Text: Expense Table on pages 7 and 20.

Comments:

a) Explain supplementally in correspondence at what point the Fund anticipates that it will cease assessment of Rule 12b-1 fees and explain the considerations behind the choice.

Response:  The Registrant will cease assessment of the Rule 12b-1 fees on Class A, Class C and Class R Shares when those share classes are converted into Advisor Class shares prior to the Reorganization.  The continued  assessment of the Rule 12b-1 fees is because until that time, Class, A, Class C and Class R shares will remain available for sale.

b) Explain supplementally what items were previously included in the Fund’s other expenses.  To the extent that the expenses may show up indirectly to shareholders when transacting in ETF shares, (e.g., bid/ask spreads or discounts to NAV) consider the need for clarifying disclosure in the footnotes.

Response:  The Target Fund’s other expenses include operating expenses of the Fund (e.g.,. audit, custody, and legal fees) which are covered by the unitary fee agreement for the Acquiring Fund.  The Registrant does not believe that clarifying disclosures in the footnotes are necessary.

3.
Text:   Second sentence on page 11 under “What happens if the Reorganization is not approved?”  states: “The Board will then consider such other actions as it deems necessary or appropriate for the Target Fund.”

Comment: Consider disclosing what those other actions may be.

Response:  The Registrant has added disclosure that indicates that the Board may consider continuing to operate the Target Fund as a mutual fund, reorganizing it into another mutual fund or liquidating the Target Fund.

4.
Text:   First sentence on page 22 under “Where can I find more financial and performance information about the Target Fund?”  states: “Attached as Exhibit B below are the financial highlights of the Target Fund.”

Comment: Revise the sentence since Exhibit B contains the 5% shareholder information.

Response: The sentence has been removed.

5.
Text:  The first sentence of the section titled “REASONS FOR THE REORGANIZATION” on page 24 states: “At a meeting of the Board on December 14-15, 2022 (the “December Board Meeting”), Management recommended to the Board that they approve the Reorganization of the Target Fund with and into the Acquiring Fund.”

Comment: Clarify if there were strategic conversations with the Board prior to the December Board Meeting about the ETF conversion and if so, describe those conversations.

Response: Disclosure has been added that notes that a proposed conversion of the Target Fund into an ETF was discussed with the Board at the July 13, 2022 meeting of the Board.

6.
Text:   The first sentence of the third paragraph in the section titled “How will the Reorganization be carried out?” on page 28 states: “On the closing date, which is scheduled to occur on or about November 3, 2023 (the “Closing Date”), but which may occur on an earlier or later date as the officers of the Target Fund and the Acquiring Fund may mutually agree, the Target Fund will transfer all of its assets, free and clear of all liens, encumbrances, and claims whatsoever (except for liens or encumbrances that do not materially detract from the value or use of the Target Fund’s assets), to the Acquiring Fund and the Acquiring Fund will assume all liabilities of the Target Fund.”

Comment: Explain supplementally the meaning of the parenthetical “(except for liens or encumbrances that do not materially detract from the value or use of the Target Fund’s assets).”

Response:  The parenthetical is meant to address certain liens or other security interests that a custodian may have on a  Fund’s  assets to secure the payment and performance of the Fund’s obligations under a custody agreement.

7.
Text:   The second sentence of the paragraph in the section titled “Comparison of Voting Rights” on page 39 states: “For each Fund, each whole share is entitled to one vote as to any matter on which it is entitled to vote and each fractional share carries a proportionate fractional vote.”

Comment: Revise sentence to reflect that the ETF does not have fractional shares.

Response: Revised as requested.

8.
Text:   The last two sentences of the second paragraph in the section titled “PRINCIPAL HOLDERS OF SHARES” on page 45 states: “To the knowledge of the Target Fund, no other persons owned (beneficially or of record) 5% or more of the outstanding shares of any class of the Target Fund as of the Record Date, except as listed in Exhibit C to this Prospectus/Proxy Statement.  Upon completion of the Reorganization, it is expected that those persons disclosed in Exhibit C as owning 5% or more of the Target Fund’s outstanding Class A, Class C, Class R, Class R6 or Advisor Class shares will no longer own in excess of 5% of the then outstanding shares of the Acquiring Fund.”

Comment: Correct references to Exhibit C so that they refer to Exhibit B.

Response: Revised as requested.

Proxy Statement/Prospectus Accounting Comments

1.	Text: Expense Table on pages 7 and 20.

Comment:  Footnote 1 applies  only to the Class R6 Shares, but footnote 1 is found in the Class A, Class C, Class R and Advisor Class columns of the Expense Table relating to the fee waiver and/or expense reimbursement row of the table.  Remove the footnote from the share classes to which it does not apply.

Response: Revised as requested.

2.
Text:   Second sentence on page 8 under “Who will pay the costs in connection with the Reorganization?”  states: “FAV will bear 100% of the Reorganization costs except for any related portfolio transaction costs, which are expected to be less than $75,000.”

First full sentence on page 29 under “Who will pay the expenses of the Reorganization?” states: “Portfolio transaction costs are expected to be less than $75,000.”

Footnote 1 in the pro forma capitalization table on page 30 in the section titled “What are the capitalizations of the Funds and what might the Acquiring Fund’s capitalization be after the Reorganization?” states:  “Figure reflects the costs associated with the Reorganization towards related portfolio transaction costs, which are expected to be less than $75,000.”

Last sentence of the third paragraph under “Supplemental Financial Information” on page 2 of the Statement of Additional Information states: “In addition, at this time, the portfolio managers do not anticipate any changes to the investment portfolio as a result of the Reorganization, and if any do occur, it is expected they will be de minimis.”

Comment:  Make each of these sentences consistent by either characterizing the portfolio transaction costs in the proxy statement/prospectus as de minimis or alternatively stating the less than $75,000 number in the disclosure in the statement of additional information.

Response:  The Registrant has revised the sentence in the Statement of Additional Information to state: “In addition, at this time, the portfolio managers do not anticipate any changes to the investment portfolio as a result of the Reorganization, and if any do occur, it is expected the portfolio changes will be de minimis and the related portfolio transaction costs are expected to be less than $75,000.”

3.	Text: Section titled “FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION” on pages 36-38.

Comment:  If there will be any repositioning, disclose how gains and losses will be dealt with (e.g., discuss whether realized gains will be set off by loss carryforwards or given the amount of loss carryforwards, no realized gains are expected).

Response:  As noted in the response to Accounting Comment number 2, at this time, the portfolio managers do not anticipate any changes to the investment portfolio as a result of the Reorganization, and if any do occur, it is expected the portfolio changes will be de minimis and the related portfolio transaction costs are expected to be less than $75,000.

Statement of Additional Information Accounting Comments

4.
Text:  On page 2, the second sentence under the section titled “Supplemental Financial Information” states: “Additionally, there are no material differences in accounting policies of the Target Fund as compared to those of the Acquiring Fund.”

Comment: Confirm in correspondence that accounting, valuation and tax policies have no material differences (e.g., consider changes in in-kind policies or Rule 18f-1 election).

Response:  The Registrant confirms that there are no material differences in accounting, valuation or tax policies between the Target Fund and the Acquiring Fund that are not already otherwise disclosed in the Proxy Statement/Prospectus. The specifics of the in-kind polices and associated fees on in-kind transactions with respect to the Acquiring Fund, which operates as an ETF, are not included in the Proxy Statement/Prospectus because this information is not material information for shareholders of the Target Fund.  The Target Fund shareholders will be receiving the ETF shares in connection with the Reorganization and will not be transacting in creation units with the Acquiring Fund, so this information is not material with respect to the Reorganization. While the Proxy Statement/Prospectus does not address 18f-1 elections specifically; the Proxy Statement/Prospectus has provided disclosure about the differences in transacting in ETF shares as compared to transacting in mutual fund shares.

The Registrant believes that they have fully responded to the SEC staff’s comments.  If, however, you have any further questions or require further clarification of any response, please contact me at (215) 564-8149.